UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71321 / January 16, 2014

Admin. Proc. File No. 3-15515

In the Matter of

STONECREST ONE, INC.,
SUNSTATES CORP.,
TETRAGENEX PHARMACEUTICALS, INC.,
TIA III, INC. (N/K/A PTL ENERGY, INC.),
TIA IV, INC.,
ULTIMATE INDOOR FOOTBALL LEAGUE, INC.,
AND UNITED STATES OIL AND GAS CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Stonecrest One, Inc., Sunstates Corp., Tetragenex Pharmaceuticals, Inc., TIA III, Inc. (n/k/a PTL Energy, Inc.), TIA IV, Inc., Ultimate Indoor Football League, Inc., and United States Oil and Gas Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Stonecrest One, Inc., Sunstates Corp., Tetragenex Pharmaceuticals, Inc., TIA III, Inc. (n/k/a PTL Energy, Inc.), TIA IV, Inc., Ultimate Indoor Football League, Inc., and United States Oil and Gas Corp. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Stonecrest One, Inc., Sunstates Corp., Tetragenex Pharmaceuticals, Inc.,

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Skyview Holdings Corp.*, *Stonecrest One, Inc., Sunstates Corp., Tetragenex Pharm., Inc., TIA III, Inc. (n/k/a PTL Energy, Inc.), TIA IV, Inc., Ultimate Indoor Football League, Inc., and United States Oil and Gas Corp.,* Initial Decision Rel. No. 521 (Nov. 14, 2013), 107 SEC Docket 12, 2013 WL 6021686. Central Key Index numbers are: 1439106 for Stonecrest One, Inc.*;* 103575 for Sunstates Corp.; 1362659 for Tetragenex Pharmaceuticals, Inc.; 1377892 for TIA III, Inc.; 1377889 for TIA IV, Inc.; 1472374 for Ultimate Indoor Football League, Inc.; USOG and 1439154 for United States Oil and Gas Corp.

TIA III, Inc. (n/k/a PTL Energy, Inc.), TIA IV, Inc., Ultimate Indoor Football League, Inc., and United States Oil and Gas Corp. is revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 521
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15515

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of SKYVIEW HOLDINGS CORP., STONECREST ONE, INC., SUNSTATES CORP., TETRAGENEX PHARMACEUTICALS, INC., TIA III, INC. (N/K/A PTL ENERGY, INC.), TIA IV, INC., ULTIMATE INDOOR FOOTBALL LEAGUE, INC., AND UNITED STATES OIL AND GAS CORP.	INITIAL DECISION ON DEFAULT November 14, 2013

APPEARANCES: Neil J. Welch Jr., Division of Enforcement, Securities and Exchange Commission

No appearances were made by, or on behalf of, any Respondent

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on September 23, 2013. The OIP alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and that they have not filed periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13. On October 1 and 15, 2013, the Division of Enforcement (Division) filed the Declaration and Supplemental Declaration, respectively, of Neil J. Welch Jr. to Assist Secretary with Record of Service (collectively, Declarations). The Declarations shows that all Respondents were served with the OIP by October 11, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).

On October 24, 2013, the Commission entered an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Skyview Holdings Corp. (Skyview) in Skyview Holdings Corp., Exchange Act Release No. 70750.

All Respondents, except Skyview, are in default because they did not file an Answer to the OIP, did not participate in a prehearing conference on November 1, 2013, and did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Stonecrest One, Inc. (Stonecrest), Central Index Key (CIK) No. 1439106, is a revoked Nevada corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Stonecrest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of $5,432 for the prior six months.

Sunstates Corp. (Sunstates), CIK No. 103575, is a void Delaware corporation located in Raleigh, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sunstates is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995, which reported a net loss of over $14 million for the prior nine months.

Tetragenex Pharmaceuticals, Inc. (Tetragenex), CIK No. 1362659, is a void Delaware corporation located in Syosset, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tetragenex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $746,054 for the prior nine months.

Tia III, Inc. (n/k/a PTL Energy, Inc.) (Tia III), CIK No. 1377892, is a forfeited Delaware corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tia III is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2008, which reported a net loss of $146,048 from the company's August 17, 2006, inception to December 31, 2010.

Tia IV, Inc. (Tia IV), CIK No. 1377889, is a forfeited Delaware corporation located in Staten Island, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tia IV is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010.

Ultimate Indoor Football League, Inc. (Ultimate Indoor Football), CIK No. 1472374, is a dissolved Florida corporation located in Talmo, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ultimate Indoor Football is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended August 31, 2011, which reported a net loss of $5,150 for the prior twelve months.

United States Oil and Gas Corp. (United States Oil and Gas), CIK No. 1439154, is a delinquent Delaware corporation located in Brooklyn, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). United States Oil and Gas is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of over $2.3 million for the prior nine months. As of September 17, 2013, the company's stock, symbol USOG, was traded on the over-the-counter markets.

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Stonecrest, Sunstates, Tetragenex, Tia III, Tia IV, Ultimate Indoor Football, and United States Oil and Gas have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and/or 13a-13 because, as noted, they failed to make periodic filings and have failed to heed delinquency letters sent to them by the Division of Corporation Finance, or due to their failure to maintain a valid address on file with the Commission, they did not receive such letters.

The Commission has recently directed "that [administrative] law judges issue initial decisions as to respondents who are also in default." Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013). The Commission's Rules of Practice provide that an initial decision

> shall include: findings and conclusions, and the reasons or basis therefor, as to all material issues of fact, law or discretion presented on the record and the appropriate order, sanction, relief, or denial thereof. The initial decision shall also state the time period, not to exceed 21 days after service of the decision, except for good cause shown, within which a petition for review of the initial decision may be filed.

17 C.F.R. § 201.360(b).

The Commission stated in Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439, the first litigated appeal on appropriate sanctions for violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, that the following considerations were appropriate: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations; (3) degree of culpability involved; (4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of the issuer's efforts, if any, against further violations.[1] Respondents' violations are serious because Exchange Act Section 13(a)'s reporting requirements are the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). Respondents' conduct was recurrent because the consecutive violations occurred over more than two or three years. The level of culpability is high because public companies are required to know the regulations that apply to them as a result of the registration of their securities and cannot plead ignorance to evade liability. See 17 C.F.R. § 249.308a, .310 (Commission Forms 10-Q, and 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496-97.

Finally, Respondents have ignored the proceeding. Accordingly, there is no evidence that these Respondents have made any efforts to remedy past violations and ensure future compliance, or have made credible efforts against further violations. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of their registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Stonecrest One, Inc., Sunstates Corp., Tetragenex Pharmaceuticals, Inc., Tia III, Inc. (n/k/a PTL Energy, Inc.), Tia IV, Inc., Ultimate Indoor Football League, Inc., and United States Oil and Gas Corp. is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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[1] These factors are almost identical to the factors used to assess the public interest in administrative proceedings brought pursuant to Exchange Act Section 15(b). See Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981).

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray,
Chief Administrative Law Judge